Caledonia files new NI43-101 Report on Blanket Mine

Toronto, Ontario - July 4, 2011:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) has received a new Technical Report, compliant with Canadian Securities National Instrument 43-101, on its Blanket Mine in Zimbabwe.  The Report, dated June 28, 2011, by Johannesburg based independent geological consultants, The MSA Group, was commissioned in order to obtain a current independent verification of the Blanket Mine’s reserves and resources in compliance with Caledonia’s reporting requirements.  The Report summarises the Reserve and Resource information based on a gold price of US$ 1,100.00 per ounce, as at December 31, 2010 as follows:

Mineral Resources

Resources are reported exclusive of Reserves.

		grade
Classification	tonnes	(Au g/t)	Au ounces
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	**

Note** Quantities of metals are not reported for Inferred Resources

Mineral Reserves

		grade
Classification	tonnes	(Au g/t)	Au ounces
Proven	1,326,000	4.02	171,400
Probable	2,514,000	3.66	295,800
TOTAL	3,840,000	3.78	467,200

Dr. Trevor Pearton, the company’s Vice President, Exploration, who is a Fellow of the Geological Society of South Africa and is Caledonia’s qualified person for Blanket Mine, has reviewed and approved the contents of this news release.

The Report, entitled “Technical Report on the Blanket Gold Mine, Zimbabwe” can be viewed on the Company’s website or in SEDAR at www.sedar.com.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

For more information, please contact:

Mark Learmonth	Alex Buck	John Prior/Sebastian Jones
Caledonia Mining	BuckBias	Collins Stewart Europe Limited
Tel:+27 11 447 2499	Tel:+44 7932 740 452	Tel:+44 (0)20 7523 8350
marklearmonth@caledoniamining.com

Renmark Financial Communications Inc
John Boidman: jboidman@renmarkfinancial.com
Dustin Buenaventura: dbuenaventura@renmarkfinancial.com
Tel: : 514 939 3989 or 416 644 2020
www.renmarkfinancial.com